EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2024

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three months ended March 31, 2024 is dated May 8, 2024. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2024 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2023 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL Inc. operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds, Spiritleaf, Superette and Firesale retail banners; the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Vacay, Spiritleaf Selects, Palmetto, Value Buds, Versus, Bonjak, Namaste, Re-up and Grasslands; and, the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 84,506 square feet of total space in British Columbia and approximately 25,500 square feet of total space in Ontario. The Company has a distribution network that covers 98% of the national adult-use cannabis market.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (“Nasdaq”).

SNDL is headquartered in Calgary, Alberta, with operations in Edmonton, Alberta, Kelowna, British Columbia, Bolton, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Lightbox acquisition and assignment

The Company entered into a transition services agreement (the “TSA”) with Lightbox Enterprises Ltd. (“Lightbox”), pursuant to which the Company became the operator of three cannabis retail stores in British Columbia and one cannabis retail store in Ontario operating under the “Dutch Love” banner. The TSA has a term of 12 months for which the Company earns a net management fee. The Company does not control these stores or consolidate the results on a line-by-line basis.

On March 28, 2023, the Company announced that it entered into an agreement with Lightbox pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) will acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Dutch Love Stores”) for total consideration value of $7.8 million. The purchase price is to be satisfied by (i) certain cash payments, (ii) the cancellation of debt owing by Lightbox to the Company, and (iii) the issuance of SNDL common shares.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the Dutch Love Stores to Nova (the “Assignment”). Pursuant to the Assignment, Nova shall issue to the Company $8.18 million of Nova shares based on the 20-day volume-weighted average price of the Nova shares on March 28, 2024. The Company owns approximately 63% of Nova prior to the closing of the Assignment and will own approximately 66% after the closing of the Assignment.

The closing of the acquisition is subject to customary closing conditions, including the receipt of requisite regulatory approvals, and the closing is expected to occur (in whole or in part) in May of 2024.

UNITED STATES Cannabis regulations

On April 30, 2024, the U.S. Justice Department through the U.S. Drug Enforcement Administration announced that it will move to reclassify cannabis from a Schedule I drug to a Schedule III drug, subject to a formal rulemaking process. Though this decision will not legalize cannabis at a federal level in the U.S., it is expected to facilitate various research and permit certain tax deductions for cannabis businesses operating in the U.S.

OTHER DEVELOPMENTS

share repurchase program

On November 13, 2023, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 13.1 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2024. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

The Company did not repurchase any common shares for cancellation during the period. Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q1 2024	Q1 2023	Change	% Change
Financial Results
Net revenue	197,750	191,045	6,705	4%
Cost of sales	147,350	158,504	(11,154)	-7%
Gross profit	50,400	32,541	17,859	55%
Gross profit %	25%	17%		8%
Operating income (loss)	(4,377)	(32,204)	27,827	86%
Adjusted operating income (loss) (1)	(4,466)	(29,861)	25,395	85%
Net loss from continuing operations attributable to owners of the Company	(2,554)	(34,203)	31,649	93%
Per share, basic and diluted	(0.01)	(0.13)	0.12	92%
Net loss from discontinued operations attributable to owners of the Company	—	(1,365)	1,365	-100%
Per share, basic and diluted	—	(0.01)	0.01	-100%
Net loss attributable to owners of the Company	(2,554)	(35,568)	33,014	93%
Per share, basic and diluted	(0.01)	(0.14)	0.13	93%
Change in cash and cash equivalents	(6,087)	(66,333)	60,246	91%
Free cash flow (1)	(6,388)	(60,119)	53,731	89%

Statement of Financial Position
Cash and cash equivalents	188,954	213,253	(24,299)	-11%
Inventory	134,786	153,542	(18,756)	-12%
Property, plant and equipment	129,895	200,228	(70,333)	-35%
Total assets	1,471,397	1,617,746	(146,349)	-9%
(1)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended March 31
($000s)	2024	2023
Salaries and wages	29,921	28,863
Consulting fees	931	747
Office and general	10,989	12,826
Professional fees	1,502	3,155
Merchant processing fees	1,410	1,271
Director fees	119	131
Other	(177)	1,580
	44,695	48,573

General and administrative expenses for the three months ended March 31, 2024 were $44.7 million compared to $48.6 million for the three months ended March 31, 2023. The decrease of $3.9 million was mainly due to decreases in office and general, professional fees and other expenses which were mainly comprised of decreases in expected credit losses.

Share-based compensation

	Three months ended March 31
($000s)	2024	2023
Equity-settled expense
Simple warrants	—	(337)
Stock options	—	(5)
Restricted share units	2,441	2,624
Cash-settled expense
Deferred share units	2,402	(73)
	4,843	2,209

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

Share-based compensation expense for the three months ended March 31, 2024 was $4.8 million compared to $2.2 million for the three months ended March 31, 2023. The increase of $2.6 million was due to an increase in DSU expense, partially offset by a marginal decrease in RSU expense. The increase in DSU expense was caused by the change in fair value. The current period had an increase in fair value resulting from an increase in the Company’s share price compared to the prior period decrease in fair value resulting from a decrease in the Company’s share price.

Finance costs

	Three months ended March 31
($000s)	2024	2023
Cash finance expense
Other finance costs	95	28
	95	28
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	—	3,368
Accretion on lease liabilities	1,954	1,946
Financial guarantee liability recovery	(27)	(139)
Other	(201)	190
	1,726	5,365
Interest income	(196)	(220)
	1,625	5,173

Finance costs include accretion expense related to lease liabilities, finance income related to net investment in subleases, change in fair value of investments at Fair Value Through Profit or Loss (“FVTPL”) and certain other expenses.

Finance costs for the three months ended March 31, 2024 were $1.6 million compared to $5.2 million for the three months ended March 31, 2023. The decrease of $3.6 million was due to the comparative period change in fair value of investments at FVTPL, caused by a decrease in the Superette promissory note.

Change in estimate of fair value of derivative warrants

	Three months ended March 31
($000s)	2024	2023
Change in estimate of fair value of derivative warrants	1,300	(4,802)

Change in estimate of fair value of derivative warrants for the three months ended March 31, 2024 was an expense of $1.3 million compared to a recovery of $4.8 million for the three months ended March 31, 2023. The expense in the current period relates to an increase in fair value, mainly due to an increase in the Company’s share price from US$1.64 on December 31, 2023, to US$2.01 on March 31, 2024. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$2.09 on December 31, 2022, to US$1.60 on March 31, 2023.

Operating income (loss)

	Three months ended March 31
($000s)	2024	2023
Operating income (loss)	(4,377)	(32,204)

Operating loss for the three months ended March 31, 2024 was $4.4 million compared to $32.2 million for the three months ended March 31, 2023. The increase of $27.8 million was due to increases in gross profit ($17.9 million) and investment income ($5.0 million), decreased general and administrative expenses ($3.9 million) and depreciation and amortization ($2.3 million), partially offset by increased share-based compensation expense ($2.6 million).

Net loss from continuing operations

	Three months ended March 31
($000s)	2024	2023
Net loss from continuing operations	(4,652)	(34,778)

Net loss from continuing operations for the three months ended March 31, 2024 was $4.7 million compared to $34.8 million for the three months ended March 31, 2023. The decrease in net loss from continuing operations of $30.1 million was largely due to increases in gross profit ($17.9 million) and investment income ($5.0 million), decreased general and administrative expenses ($3.9 million) and depreciation and amortization ($2.3 million), and an increase in income tax recovery ($3.0 million), partially offset by increased share-based compensation expense ($2.6 million).

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at March 31, 2024
Total assets	308,357	202,970	197,334	742,614	20,122	1,471,397
Three months ended March 31, 2024
Net revenue (2)	116,054	71,306	22,395	—	(12,005)	197,750
Gross profit	28,806	18,359	3,235	—	—	50,400
Operating income (loss)	2,180	(1,042)	891	13,079	(19,485)	(4,377)
Adjusted operating income (loss) (3)	2,180	(1,042)	1,146	13,079	(19,829)	(4,466)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $12.0 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Three months ended March 31, 2023
Net revenue (4)	115,911	67,408	19,133	—	(11,407)	191,045
Gross profit	26,267	15,819	(9,545)	—	—	32,541
Operating income (loss)	(1,950)	(78)	(18,832)	8,737	(20,081)	(32,204)
Adjusted operating income (loss) (5)	(1,950)	(78)	(17,936)	8,737	(18,634)	(29,861)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to March 31, 2023.
(2)
Cannabis operations include the operations of The Valens Company Inc. (“Valens”) for the period January 18, 2023 to March 31, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $11.4 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(5)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2024	2023
Net revenue	116,054	115,911
Cost of sales	87,248	89,644
Gross profit	28,806	26,267
Gross profit %	24.8%	22.7%

General and administrative	18,085	17,046
Sales and marketing	493	811
Depreciation and amortization	8,973	10,346
Asset impairment	(925)	—
Loss on disposition of assets	—	14
Operating income (loss)	2,180	(1,950)

Net revenue for the three months ended March 31, 2024 was $116.1 million compared to $115.9 million for the three months ended March 31, 2023. The increase of $0.2 million was due to the introduction of new proprietary licensing arrangements.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended March 31, 2024 was $87.2 million compared to $89.6 million for the three months ended March 31, 2023. The decrease of $2.4 million was due to decreases in average item costs, shifting consumer purchases from lower to higher margin item categories and further optimization of the Company’s preferred label offerings.

Gross profit for the three months ended March 31, 2024 was $28.8 million (24.8%) compared to $26.3 million (22.7%) for the three months ended March 31, 2023. The increase of $2.5 million was due to the introduction of new proprietary licensing arrangements and the reduction to cost of sales noted above.

At March 31, 2024, and May 8, 2024, the Ace Liquor store count was 138, the Liquor Depot store count was 20 and the Wine and Beyond store count was 13.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2024	2023 (1)
Net revenue	71,306	67,408
Cost of sales	52,947	51,589
Gross profit	18,359	15,819
Gross profit %	25.7%	23.5%

General and administrative	12,620	11,967
Sales and marketing	526	226
Depreciation and amortization	3,727	3,690
Share-based compensation	—	(11)
Asset impairment	2,528	—
Loss on disposition of assets	—	25
Operating income (loss)	(1,042)	(78)
(1)
Cannabis retail results include the operations of Superette from February 8, 2023 to March 31, 2023.

Net revenue for the three months ended March 31, 2024 was $71.3 million compared to $67.4 million for the three months ended March 31, 2023. The increase of $3.9 million is mainly attributable to an increase in corporate store sales and proprietary licensing arrangements. Corporate store sales increased partly as a result of newly opened stores and the increase in proprietary licensing arrangements was due to a new variable services agreement.

Cost of sales for the three months ended March 31, 2024 was $52.9 million compared to $51.6 million for the three months ended March 31, 2023. The increase of $1.3 million was due to an increase in corporate store sales.

Gross profit for the three months ended March 31, 2024 was $18.4 million (25.7%) compared to $15.8 million (23.5%) for the three months ended March 31, 2023. The increase of $2.6 million was due to proprietary licensing arrangements which do not have an associated cost of sales and increased corporate store sales.

At March 31, 2024, the Spiritleaf store count was 85 (21 corporate stores and 64 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 2 corporate stores, the Dutch Love store count was 3 corporate stores and the Value Buds store count was 96 corporate stores. At May 8, 2024, the Spiritleaf store count was 84 (20 corporate stores and 64 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 1 corporate store, the Dutch Love store count was 3 corporate stores and the Value Buds store count was 96 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2024	2023 (1)
Net revenue	22,395	19,133
Cost of sales	19,160	28,678
Gross profit	3,235	(9,545)
Gross profit %	14.4%	-49.9%

Gain (loss) on marketable securities	—	(283)

General and administrative	94	5,380
Sales and marketing	1,089	1,297
Research and development	37	140
Depreciation and amortization	738	1,146
Restructuring costs	255	89
Asset impairment	53	807
Loss on disposition of assets	78	145
Operating income (loss)	891	(18,832)
(1)
Cannabis operations include the operations of Valens for the period January 18, 2023 to March 31, 2023.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended March 31, 2024 was $22.4 million compared to $19.1 million for the three months ended March 31, 2023. The increase of $3.3 million was mainly due to increased wholesale and international sales.

Cost of sales for the three months ended March 31, 2024 were $19.2 million compared to $28.7 million for the three months ended March 31, 2023. The decrease of $9.5 million was mainly due to a decrease in inventory impairment and obsolescence of $7.3 million, and an increase in sales to licensed producers which have a lower associated cost than sales to provincial boards.

Gross profit for the three months ended March 31, 2024 was $3.2 million compared to negative $9.5 million for the three months ended March 31, 2023. The increase of $12.7 million was due to the increase in net revenue and the decrease in cost of sales, mainly due to the decrease in inventory impairment and obsolescence.

The decrease in general and administrative expenses was due to the reversal of expected credit losses in the current period, and a decrease in costs from the closure of the Olds facility.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2024	2023
Investment income (loss)	4,036	(675)
Share of profit of equity-accounted investees	9,148	9,516

General and administrative	105	104
Operating income (loss)	13,079	8,737

Investment income for the three months ended March 31, 2024 was $4.0 million compared to a loss of $0.7 million for the three months ended March 31, 2023. The increase of $4.7 million was mainly due to a decrease in loss on marketable securities, partially offset by a minor decrease in interest revenue. The Company disposed of the majority of its marketable securities in the prior year resulting in a minor loss in the current period.

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses.

Share of profit of equity-accounted investees for the three months ended March 31, 2024 was $9.1 million compared to $9.5 million for the three months ended March 31, 2023. The decrease of $0.4 million was due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2024	2023				2022
($000s, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	207,958	261,607	249,796	257,425	212,899	246,866	235,144	227,557
Gross profit	50,400	57,336	48,605	51,933	32,541	43,568	50,309	43,079
Investment (loss) income	4,036	3,400	3,416	(599)	(958)	(879)	(1,201)	(32,496)
Net loss from continuing operations attributable to owners of the Company	(2,554)	(82,788)	(21,784)	(29,350)	(34,203)	(125,801)	(98,108)	(73,301)
Per share, basic and diluted	(0.01)	(0.32)	(0.08)	(0.11)	(0.13)	(0.53)	(0.41)	(0.31)
Net loss attributable to owners of the Company	(2,554)	(82,788)	(21,784)	(32,520)	(35,568)	(125,801)	(98,108)	(73,301)
Per share, basic and diluted	(0.01)	(0.32)	(0.08)	(0.12)	(0.14)	(0.53)	(0.41)	(0.31)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Entering into and acquiring several cannabis-related investments;
•
Disposing of marketable securities;
•
Price discounts and provisions for product returns;
•
Impairment of property, plant and equipment;
•
Provisions for inventory obsolescence and impairment;
•
Investments in SunStream;
•
Acquisitions of Alcanna Inc. (“Alcanna”) (inclusive of its ownership interest in Nova), Zenabis Ltd., Valens and Superette;
•
Impairment of goodwill and intangible assets from the Inner Spirit and Alcanna acquisitions;
•
Impairment of goodwill from the Valens acquisition; and
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville facility.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	March 31, 2024	December 31, 2023
Cash and cash equivalents	188,954	195,041

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at March 31, 2024, the Company had no outstanding bank debt or other debt.

Equity

As at March 31, 2024, the Company had the following share capital instruments outstanding:

(000s)	March 31, 2024	December 31, 2023
Common shares	263,191	262,776
Common share purchase warrants (1)	118	309
Simple warrants (2)	63	67
Performance warrants (3)	54	54
Stock options (4)	771	854
Restricted share units	8,258	8,630
(1)
0.1 million warrants were exercisable as at March 31, 2024.
(2)
0.1 million simple warrants were exercisable as at March 31, 2024.
(3)
43.7 thousand performance warrants were exercisable as at March 31, 2024.
(4)
0.8 million stock options were exercisable as at March 31, 2024.

Common shares were issued during the three months ended March 31, 2024 in connection with the following transactions:

•
The Company issued 0.3 million common shares in connection with the vesting of RSUs under its long term incentive plan; and
•
The Company issued 0.1 million common shares related to the acquisition of certain franchise stores in Ontario.

The Company did not repurchase any common shares for cancellation during the period.

As at May 8, 2024, a total of 263.2 million common shares were outstanding.

Cash Flow Summary

	Three months ended March 31
($000s)	2024	2023
Cash provided by (used in):
Operating activities	3,301	(48,797)
Investing activities	(1,676)	(6,466)
Financing activities	(7,712)	(11,070)
Change in cash and cash equivalents	(6,087)	(66,333)

Cash Flow – Operating Activities

Net cash provided by operating activities was $3.3 million for the three months ended March 31, 2024 compared to $48.8 million used in operating activities for the three months ended March 31, 2023. The increase of $52.1 million was due to the change in non-cash working capital and an increase in net loss adjusted for non-cash items. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $1.7 million for the three months ended March 31, 2024 compared to $6.5 million used in investing activities for the three months ended March 31, 2023. The decrease of $4.8 million was primarily due to lower additions to equity-accounted investees, partially offset by acquisitions, net of cash acquired in the comparative period and an increase in additions to property, plant and equipment.

Cash Flow – Financing Activities

Net cash used in financing activities was $7.7 million for the three months ended March 31, 2024 compared to $11.1 million used in financing activities for the three months ended March 31, 2023. The decrease of $3.4 million was largely due to decreased payments on lease liabilities and no repurchases of common shares in the current period.

Free cash flow

Free cash flow is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any)

Free cash flow was negative $6.4 million for the three months ended March 31, 2024 compared to negative $60.1 million for the three months ended March 31, 2023. The increase of $53.7 million was mainly due a decrease in net loss adjusted for non-cash items ($15.3 million) and a decrease in non-cash working capital ($38.5 million).

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at March 31, 2024.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	61,360	—	—	—	61,360
Lease liabilities	41,480	68,735	48,565	32,274	191,054
Financial guarantee liability	—	241	—	—	241
Total	102,840	68,976	48,565	32,274	252,655

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2024 of $2.5 million (December 31, 2023 – $2.5 million).

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss) and free cash flow are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended March 31, 2024
Operating income (loss)	2,180	(1,042)	891	13,079	(19,485)	(4,377)
Adjustments:
Restructuring costs (recovery)	—	—	255	—	(344)	(89)
Adjusted operating income (loss)	2,180	(1,042)	1,146	13,079	(19,829)	(4,466)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended March 31, 2023
Operating income (loss)	(1,950)	(78)	(18,832)	8,737	(20,081)	(32,204)
Adjustments:
Restructuring costs	—	—	89	—	1,447	1,536
Intangible asset impairments	—	—	807	—	—	807
Adjusted operating income (loss)	(1,950)	(78)	(17,936)	8,737	(18,634)	(29,861)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended March 31
($000s)	2024	2023
Change in cash and cash equivalents	(6,087)	(66,333)
Adjustments
Repurchase of common shares	—	1,536
Changes to long-term investments	(301)	8,373
Acquisitions, net of cash acquired	—	(3,695)
Free cash flow	(6,388)	(60,119)

RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 12 of the Interim Financial Statements relating to the Company’s SunStream joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the three months ended March 31, 2024, the Company paid $41.7 in total rent with respect to this lease (three months ended March 31, 2023 – $41.7).

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2024, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units, value of inventory, estimating potential future returns on revenue, convertible instruments, value of investments, value of equity-accounted investees and value of leases. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for recreational and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Expected yields from cannabis plants;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024. Based upon evaluation of the Company’s disclosure controls and procedures as of March 31, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as March 31, 2024, due to a material weakness described in our MD&A for the year ended December 31, 2023.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2023, for a discussion regarding our internal control over financial reporting and the material weakness identified.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provisioning of and periodic review of user access to IT systems;
•
enhancing the timeliness and precision of executing user access reviews; and
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

At May 8, 2024 the above remediation measures are in progress but will not be considered remediated until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2024 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of March 31, 2024, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition, such as the expected acquisition of certain assets from Lightbox. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.